FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 22 January 2003

REED ELSEVIER PLC
(Registrant)

25 Victoria Street
LONDON SW1H 0EX
ENGLAND
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ✓

Form 40-F ….

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ….

No ✓

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning the disclosure of interest in voting shares in Reed Elsevier PLC by FMR Corp and Fidelity International Limited and their subsidiary companies.

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SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC

/S/ L. DIXON

By: L. Dixon
Title: Deputy Secretary

Date: 22 January 2003

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